FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For June 20, 2002

Companhia Vale do Rio Doce
(Exact name of Registrant as specified in its charter)
______________

Valley of the Doce River Company
(Translation of Registrant’s name into English)
______________

Federative Republic of Brazil
(Jurisdiction of Incorporation)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)
______________

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ✓ FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No ✓

Companhia Vale do Rio Doce

TABLE OF CONTENTS

          This Form 6-K contains the following:

Item		Sequential Page Number

1.	Press release entitled “CVRD Concludes the Acquisition of Anglo’s Stake in the Salobo Project” dated June 19, 2002	3

Press Release

CVRD Concludes the Acquisition of Anglo’s stake in the Salobo Project

Rio de Janeiro, June 19, 2002 - Companhia Vale do Rio Doce (CVRD) informs that it concluded the agreement for the purchase of the stake that Anglo American Brasil Ltda (Anglo), an Anglo American plc controlled company, holds in Salobo Metais S/A (Salobo), represented by 44,172,369 common shares, which is equivalent to 50% of Salobo’s equity capital. This transaction, totaling R$ 136,158,830.88, was performed through Caulim do Brasil Investimentos S/A, a CVRD subsidiary. After this acquisition, CVRD will hold directly, or indirectly through its controlled companies, one hundred percent (100%) of Salobo’s equity capital.

Salobo’s mineral resources are estimated to have 784 million tons of ore with a 0.96% copper content and 0.6 grams of gold per ton. The exploration of the existing synergies in the Carajás mineral province, state of Pará, Brazil — derived from an efficient logistics and electrical energy infrastructure — provides an additional incentive for developing Salobo. The availability of these synergies contributes to make CVRD’s copper projects to be among the best in the world, in terms of capex cost per ton and operational costs as well.

CVRD will give priority to the pre-feasibility study of the Salobo project. One of the key issues is to confirm the technological route to be applied to the copper production process. This will allow some decisions to be made until yearend in order to meet the goal of starting production in 2007.

CVRD Carajás copper projects will consolidate the Company’s position as one of the largest and most competitive global producers of this metal. They are world class assets and are included in its strategy to create shareholder value through the exploitation of profitable organic growth opportunities. In this regard, CVRD has already begun the construction works for the development of the Sossego copper project, which is expected to be commissioned in 2004.

For further information, please contact:
Roberto Castello Branco: castello.branco@cvrd.com.br +55-21-3814-4540
Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward- looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobilirios and the U.S. Securities and Exchange Commission.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: June 20, 2002	COMPANHIA VALE DO RIO DOCE By: /s/ Roberto Castello Branco Name: Roberto Castello Branco Title: Head of Investor Relations